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Thomas J. Friedmann
thomas.friedmann@dechert.com
+1 617 728 7120 Direct
+1 617 426 6567 Fax

December 31, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn:	Elena Stojic and Christina Fettig

Re:	Franklin BSP Capital Corporation
Registration Statement on Form 10
File Number: 000-56205

Dear Ms. Stojic and Ms. Fettig:

On behalf of Franklin BSP Capital Corporation (the “Company”), we hereby respond to the comments raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in telephonic conversations on November 19, 2020 between Elena Stojic and Christina Fettig of the Staff and Thomas Friedmann, Matthew Carter and Cynthia Bien of Dechert LLP, on December 8, 2020 between Ms. Fettig and Messrs. Friedman and Carter and on December 14, 2020 between Ms. Stojic and Mr. Carter relating to the Company’s response letter, dated November 9, 2020 (the “Initial SEC Response Letter”) regarding the Company’s registration statement on Form 10 initially filed with the Commission on September 23, 2020, as amended by pre-effective amendment no. 1 filed on November 18, 2020 (the “Registration Statement”). Except as provided in this letter, terms used but not defined herein shall have the meaning set forth in the Registration Statement.

For your convenience, the Staff’s comments are summarized in this letter, and each comment is followed by the applicable response.

1.	Where applicable, please provide us with draft disclosure for inclusion in the Company’s future Form 10-K filing that is responsive to the Staff’s comments, including where in the filing the disclosure will be included. Please also confirm that the relevant disclosure will be disclosed in future prospectus filings by the Company.

Response:

The Company respectfully acknowledges the Staff’s comment and has included in this letter draft disclosure and an indication of where such disclosure will be included in future filings. The Company confirms that any future prospectus filings by the Company will be consistent with the responses included in this letter.

Elena Stojic Christina Fettig December 31, 2020 Page 2

2.	In regard to the Company’s response to comment #13 in the Initial SEC Response Letter, in the paragraph titled Sourcing of primarily private debt opportunities, please provide additional information about Benefit Street Partners’ “extensive network as well as its relationships and insights.”

Response:

The Company respectfully acknowledges the Staff’s comment and will revise the referenced disclosure in the paragraph titled “Sourcing of primarily private debt opportunities” to be included in “Item 1. Business” in its Annual Report on Form 10-K for the fiscal year ended December 31, 2020 (the “Form 10-K”) so that it will read as follows:

“At the heart of the Company’s investment strategy is its approach to sourcing attractive private debt opportunities by capitalizing on Benefit Street Partners’ extensive relationships and insights.”

3.	In regard to the Company’s response to comment #16 in the Initial SEC Response Letter, please provide more detail on what specific terms of an investment the Company may influence to provide for downside protection.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise the referenced disclosure in the paragraph titled “Investment-level risk/return profile optimization” to be included in “Item 1. Business” in the Form 10-K so that it will include the bold, italicized language below and read as follows:

“In addition to downside protection that comes from the contractual nature of returns inherent in all debt structures, the Company plans to employ a wide range of investment-specific mechanisms to provide further downside protection in many of its investments, such as influencing financial covenants, reporting obligations or other specific terms of an investment.”

4.	In regard to the Company’s response to comment #17 in the Initial SEC Response Letter, please provide more specific disclosure regarding the reference to a “platform,” including with respect to size of the platform and how a platform relates to the deep credit markets experience, knowledge and proprietary sourcing networks.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise the referenced disclosure in the first paragraph under the sub-heading “Market Opportunity” to be included in “Item 1. Business” in the Form 10-K so that it will include the bold, italicized language below and read as follows:

Elena Stojic Christina Fettig December 31, 2020 Page 3

“Benefit Street Partners believes that the Company’s target market segment represents a large opportunity set for the Company, given Benefit Street Partners’ $13 billion assets under management in private debt as of [November 30, 2020], which it believes can offer greater efficiencies with respect to research and origination, deep credit markets experience, and access to proprietary sourcing networks.”

5.	In the Company’s response to comment #20 in the Initial SEC Response Letter, please further disclose how the term “gross assets” is used in the Management Fee section.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise the referenced disclosure in the first paragraph under the sub-heading “Management Fee” to be included in “Item 1. Business” in the Form 10-K so that it will include the bold, italicized language below and read as follows:

“The Management Fee is payable quarterly in arrears and is calculated based on the average value of the Company’s gross assets at the end of the two most recently completed calendar quarters, where gross assets includes the total assets of the Company, including any borrowings for investment purposes.”

6.	We reissue comment #28 in the Initial SEC Response Letter. With a view to disclosure, please advise the Staff how liquidated investments are defined and confirm that no special circumstances exist where an investment would be deemed liquidated despite the Company having on-going economic exposure to the investment.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise the referenced disclosure to remove the reference to “liquidated investments,” which term does not appear in the Investment Advisory Agreement. The Company confirms that the incentive fee on capital gains will be determined based on realized capital gains, realized capital losses, and unrealized capital depreciation as such terms are used in accordance with U.S. GAAP. The Company respectfully submits that it is not aware of a circumstance in which an investment would be deemed liquidated despite the Company having on-going economic exposure to the investment and confirms that the incentive fee on capital gains will be calculated in accordance with the terms of the Investment Advisory Agreement, which does not reference liquidated investments. The Company respectfully submits that it will revise the referenced disclosure in the paragraph captioned “Incentive Fee on Capital Gains” under the sub-heading “Management Fee” to be included in “Item 1. Business” in the Form 10-K so that it will not reference “liquidated investments” and instead will include the bold, italicized language below and read as follows:

“The second part of the incentive fee, referred to as the “incentive fee on capital gains,” is an incentive fee earned on cumulative realized capital gains of the Company net of cumulative realized capital losses and unrealized capital depreciation and is determined and payable in arrears as of the end of each calendar year (or upon termination of the Investment Advisory Agreement, if earlier).”

Elena Stojic Christina Fettig December 31, 2020 Page 4

7.	In regard to the Company’s response to comment #29 and comment #30 in the Initial SEC Response Letter, please clarify whether expenses and waivers under the Advisory Agreement are subject to reimbursement.

Response:

The Company respectfully submits that the Registration Statement correctly states that any waiver of fees under the Investment Advisory Agreement are not subject to reimbursement to the Adviser. As requested, the Company will revise the disclosure in the first paragraph under the sub-heading “Organization and Offering Expenses” to be included in “Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Form 10-K so that it will include the bold, italicized language below and read as follows:

“Organization and Offering Expenses

We will bear the organization and offering expenses incurred in connection with the formation of the Company and the offering of shares of our Common Stock, including the out-of-pocket expenses of the Adviser and its agents and affiliates. In addition, we will reimburse the Adviser for the organizational and offering costs it incurs on our behalf. If actual organization and offering costs incurred exceed the greater of $1 million or 0.10% of the Company’s total capital commitments, the Adviser or its affiliate will bear the excess costs. To the extent the Company’s capital commitments later increase, the Adviser or its affiliates may be reimbursed for past payments of excess organization and offering costs made on the Company’s behalf provided that the total organization and offering costs borne by the Company do not exceed 0.10% of total capital commitments and provided further that the Adviser or its affiliates may not be reimbursed for payment of excess organization and offering expenses that were incurred more than three years prior to the proposed reimbursement. In general, we may not deduct organizational expenses, and an election may be made by us to amortize organizational expenses over at least a 180-month period for tax purposes. Offering costs are capitalized as a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations, which has not yet occurred.”

8.	In regard to the Company’s response to comment #41 in the Initial SEC Response Letter, please reference in correspondence the appropriate accounting guidance that allows offering costs to be a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations and please confirm the characteristics of the Company meet such accounting treatment.

Response:

The Company respectfully submits that offering costs are to be a deferred charge and amortized to expense on a straight-line basis over 12 months from the commencement of operations in accordance with FASB ASC 946-20-25-6. The Company confirms the characteristics of the Company satisfy such accounting treatment.

Elena Stojic Christina Fettig December 31, 2020 Page 5

9.	Please add disclosure regarding Section 9.4 in the Company’s Certificate of Incorporation and the corresponding risks associated with such provision.

Response:

The Company respectfully acknowledges the Staff’s comment and will revise the disclosure to be included in Exhibit 4, “Description of Securities” to the Form 10-K under the caption “Provisions of the DGCL and Our Certificate of Incorporation and Bylaws,” which disclosure corresponds to Item 11 of the Registration Statement with the same caption, so that it will include the following disclosure:

“Exclusive Forum.

Our certificate of incorporation and bylaws provide that, to the fullest extent permitted by law, unless we consent in writing to the selection of an alternative forum, the federal or state court located in the State of Delaware, shall be the sole and exclusive forum for: (i) any derivative action or proceeding brought on behalf of the Company, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Company to the Company or the Company’s stockholders, (iii) any action asserting a claim arising pursuant to any provision of the DGCL, the bylaws or the certificate of incorporation, or the securities, antifraud, unfair trade practices or similar laws of any international, national, state, provincial, territorial, local or other governmental or regulatory authority, including, in each case, the applicable rules and regulations promulgated thereunder, or (iv) any action asserting a claim governed by the internal affairs doctrine. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of our common stock will be deemed to have notice of and to have consented and waived any objection to this exclusive forum provision of the certificate of incorporation, as the same may be amended from time to time. The certificate of incorporation includes this provision so that we can respond to litigation more efficiently, reduce the costs associated with our responses to such litigation, particularly litigation that might otherwise be brought in multiple forums, and make it less likely that plaintiffs’ attorneys will be able to employ such litigation to coerce us into otherwise unjustified settlements. However, this exclusive forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that such stockholder believes is favorable for disputes with us or our directors, officers or other employees, if any, and may discourage lawsuits against us and our directors, officers or other employees, if any. Alternatively, if a court were to find such provision inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business, financial condition and results of operations.”

Elena Stojic Christina Fettig December 31, 2020 Page 6

10.	With respect to Section 2.13 of the Company’s bylaws, please (1) revise the Company’s bylaws to carve-out the application of the provision to claims under the federal securities laws and cite the anti-waiver provisions of the federal securities laws, which include Section 14 of the Securities Act of 1933, as amended, Section 29(a) of the Exchange Act of 1934, as amended, and Section 47(a) of the Investment Company Act of 1940, as amended and (2) add disclosure regarding the provision of the corresponding risks in the Registration Statement. If the Company does not believe that the provision as drafted would implicate claims under the federal securities laws or otherwise does not believe the revision is necessary, please explain such reasoning in correspondence.

Response:

As requested, the Company intends to seek the approval of its board of directors in order to revise its bylaws to include the requested carve out language so that Section 2.13 of the Company’s bylaws will read as set forth below. As requested, the Company will include disclosure in in Exhibit 4, “Description of Securities” to the Form 10-K under the caption “Action by Stockholders,” which disclosure corresponds to Item 11 of the Registration Statement with the same caption, to include a summary of Section 2.13 of the bylaws and disclosure that “The ratification provision may limit a stockholder or other party’s ability to bring a claim against the Company and may discourage lawsuits against us and our directors, officers or employees, if any.”

“2.13.          Ratification.  To the fullest extent permitted by law, any transaction questioned in any stockholders’ derivative suit, or any other suit to enforce alleged rights of the Corporation or any of its stockholders, on the ground of lack of authority, defective or irregular execution, adverse interest of any Director, officer or stockholder, nondisclosure, miscomputation or the application of improper principles or practices of accounting may be approved, ratified and confirmed before or after judgment by the Board of Directors or by the holders of common stock and, if so approved, ratified or confirmed, shall have the same force and effect as if the questioned transaction had been originally duly authorized, and said approval, ratification or confirmation shall be binding upon the Corporation and all of its stockholders and shall constitute a bar to any claim or execution of any judgment in respect of such questioned transaction. For the avoidance of doubt, the provisions of this Section 2.13 do not apply to waive claims that may not be waived under the U.S. federal securities laws, including pursuant to Section 14 of the Securities Act of 1933, as amended, Section 29(a) of the Exchange Act (as defined below), and Section 47(a) of the Investment Company Act of 1940, as amended (the “1940 Act”).”

Elena Stojic Christina Fettig December 31, 2020 Page 7

11.	With respect to the Company’s balance sheet included in the financial statements, please include a line item for commitments and contingencies with a parenthetical reference to the footnotes to the financial statements that includes such disclosure in accordance with the requirements of Regulation S-X Rule 6-04(15).

Response:

As requested, future financial statements filed by the Company, including the audited financial statements to be included in the Form 10-K, will include the requested line item and cross-reference to the footnotes in accordance with the relevant requirements of Regulation S-X.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 617.728.7120 (or by email at thomas.friedmann@dechert.com) or Matthew J. Carter at 202.261.3395 (or by email at matthew.carter@dechert.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Thomas J. Friedmann

Thomas J. Friedmann

cc:

Richard J. Byrne, Franklin BSP Capital Corporation

Nina K. Baryski, Franklin BSP Capital Corporation

Leeor P. Avigdor, Franklin BSP Capital Corporation

Matthew J. Carter, Dechert LLP

Jonathan H. Gaines, Dechert LLP